Exhibit 11.1

DEPARTMENT 56, INC.

COMPUTATION OF NET INCOME (LOSS) PER SHARE

(In thousands, except per share amounts)

	13 Weeks Ended October 4, 2003	13 Weeks Ended September 28, 2002
Basic:
Net income	$8,276	$9,038

Weighted average number of common shares outstanding	13,138	13,044

Net income per common share	$0.63	$0.69

Assuming Dilution:
Net income	$8,276	$9,038

Weighted average number of common shares outstanding	13,138	13,044

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	156	137

Weighted average number of common and common equivalent shares	13,294	13,181

Net income per common share assuming dilution	$0.62	$0.69

	40 Weeks Ended October 4, 2003	39 Weeks Ended September 28, 2002
Basic:
Net income (loss)	$19,551	$(69,864)

Weighted average number of common shares outstanding	13,100	12,972

Net income (loss) per common share	$1.49	$(5.39)

Assuming Dilution:
Net income (loss)	$19,551	$(69,864)

Weighted average number of common shares outstanding	13,100	12,972

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	89	167

Weighted average number of common and common equivalent shares	13,189	13,139

Net income (loss) per common share assuming dilution	$1.48	$(5.32)